T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations
News Release	21st January 2015

TASMAN ANNOUNCES RESULTS OF PRE-FEASIBILITY STUDY FOR THE NORRA KARR
HEAVY RARE EARTH ELEMENT PROJECT IN SWEDEN
Vancouver, Canada – Tasman Metals Ltd. ("Tasman" or the "Company") (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mr Mark Saxon, President & CEO, is pleased to provide a summary of the Pre-Feasibility Study (PFS) with an effective date of 13th January 2015 for the 100% owned Norra Karr heavy rare earth element (REE) deposit in Sweden.  The PFS confirms Norra Karr to be an economically robust project, with a long mine life, and the capacity to be a major producer of the most critical REE's, dysprosium (Dy), yttrium (Y), neodymium (Nd) and terbium (Tb).
PFS Highlights
•	After-tax Net Present Value (NPV) of US$313 million using a 10% discount rate
•	Internal Rate of Return (IRR) of 24% pre tax and 20% after tax using a 10% discount rate
•	Initial capital cost of US$378 million including contingency – low for long mine life heavy REE producer
•	Major exposure to the most critical REE's, with 74% of revenue from magnet metals Dy, Nd, Pr, Tb, Sm
•	Norra Karr is the only REE project at PFS stage within the European Union
•	Project able to produce more than 200 tonnes of dysprosium oxide per year for at least 20 years
•	Unconstrained mine life is in excess of 60 years with extensive mineralization below and along strike from 20-year pit
•	No requirement in flowsheet or economic model for proprietary or commercially untested technologies
Key Project Attributes
•	25-year mining lease is already granted
•	Highest heavy rare earth oxide to total rare earth oxide ratio (HREO/TREO) of all major Western projects at 53%
•	Conventional open pit mining, with a constrained 20 year life of mine stripping ratio of 0.73
•	Attractive location with extensive transport/power/water infrastructure in place and close to major European REE consumers
•	High quality heavy REE-rich concentrate as reported in the Company's July 9, 2014 press release
•
High leverage to anticipated increase in REE prices.  Most revenue from Dy, Nd, Tb – the most in demand metals.  Only 2.6% of revenue from cerium (Ce) and lanthanum (La) which are forecast to remain in long term oversupply

•	High level of reliance on local equipment, reagents and labour

 "The release of this PFS is a major milestone for Tasman, and I congratulate our team of staff and consultants for the achievement" said Mark Saxon, Tasman's President and CEO. "Norra Karr now stands out as one of the major potential producers of dysprosium in the Western World.  There are very few projects known that can deliver more than 200 tonnes of dysprosium oxide per year for more than 20 years to the high strength permanent magnet market, and perhaps none other that can do so with less than US$400 million capital investment.

The extensive existing infrastructure surrounding Norra Karr, the strong mining industry and political stability of Sweden, and presence of a highly skilled local workforce provides industrial consumers of permanent magnets with a high degree of confidence that a long lived and sustainable European REE supply alternative to China is possible.
Our PFS engineering and design has focused on identifying the lowest risk process solutions for Norra Karr, therefore neither the economics nor the flow sheet rely on commercially untested technologies.  Through Norra Karr, the opportunity now exists for Sweden to re-take its historic lead in rare earth element production and research, and become part of the next generation of REE-inspired design and innovation.
The Tasman team is excited to take the next steps towards project development."

HEAD OFFICE	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7		BOLLNAS 821 41
CANADA	www.tasmanmetals.com	SWEDEN
info@tasmanmetals.com

PFS Key Financial and Operating Metrics
Key results and operational assumptions of the Norra Karr PFS are provided in Tables 1 - 3 below.
Table 1: PFS Financial Results, Norra Karr Project, January 2015.
FINANCIAL RESULT	VALUE
Initial capital cost (million)	US$378
Pre-tax / After-tax IRR	24% / 20%
Pre-tax / After-tax NPV at 10% discount rate (million)	US$456 / US$313
After-tax payback period	4.9 years
Mine life (constrained to 20 years)	20 years
TREO basket price/kg	US$64.57
Average annual operating cash flow (after-tax) (million)	US$96

Table 2: PFS Financial Results at Various Discount Rates, Norra Karr Project, January 2015.
(base case highlighted in grey)
DISCOUNT RATE (%)	NPV - POST TAX (US$ M)	NPV - PRE TAX (US$ M)
6	620.2	837.1
8	443.9	619.1
10	312.7	456.2
12	213.7	332.8
Table 3: PFS Operating Assumptions, Norra Karr Project, January 2015.
OPERATIONAL METRICS	VALUE
Average annual ore mining rate (million tonnes)	1.18
Average Annual Total Rare Earth Oxide (TREO) production (tonnes)	5,119
Average Annual Saleable TREO production (tonnes) (excludes Ho, Er, Tm, Yb)	4,733
Average Mining Grade, % TREO	0.59%
Average Mining Grade, ppm Dy2O3	269
Life of Mine (20 year) Strip ratio (waste to ore)	0.73 : 1
Beneficiation Plant recovery rate	89%
Hydrometallurgical Average annual Feed Rate (tonnes)	5,235
Hydrometallurgical Recovery Rate	86%
Overall Recovery	77%
Separation Charge per kg TREO (Converting Mixed to Individual REO's)	US$19
Operating cost per tonne processed, including REO separation	US$179.60
Operating cost per kg TREO, including REO separation	$US39.69
Project Overview
Norra Karr lies in south-central Sweden, 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The project is 100% owned by Tasman, with a 25-year Mining Lease in place surrounded by an extensive area of exploration licences.
Norra Karr is a zirconium (Zr) and heavy REE enriched peralkaline nepheline syenite intrusion which covers 450m x 1,500m in area.  The deepest extents of the REE mineralized intrusion have not been delineated, but exceed 350m.

Mineralogical studies show nearly all of the REE in the deposit is found within the mineral eudialyte, with only trace britholite and mosandrite.  Eudialyte at Norra Kärr is relatively rich in REE's compared to most other similar deposits globally, and also contains a very high proportion of high value heavy REE's.
Spatial distribution of rare earth bearing minerals at Norra Karr is very consistent.  TREO grade, mineral grain size and HREO/TREO% varies only slightly across the deposit in a concentric manner.  REE bearing minerals do not vary with either strike or depth to any significant degree.
Uranium (U) and thorium (Th) levels at Norra Karr are considered very low for an REE-enriched intrusion and do not significantly exceed background levels in surrounding areas.  Thorium and uranium average value 6 ppm and 13 ppm respectively.
This PFS and economic assessment is based on conventional open pit mining of a newly calculated Mineral Resource that was constrained to provide for a 20-year mine life.  An average annual rare earth oxide (REO) output of some 5,100 tonnes is envisaged, reflecting the recommendations of a market study for the most critical REE's.  Ore is processed via a simple flowsheet, comprising crushing, grinding, magnetic separation, sulphuric acid leaching and precipitation of a purified mixed REE-oxalate which is calcined to form a mixed REO product.
The PFS model provides for REE separation to individual saleable oxides by an external partner on a commercial basis.  Such REE separation facilities operate within Europe today.
Engineering and design work under the PFS has focussed on identifying the lowest risk process solutions.  The result is a simple operation, with consistent use of commercially available technology, and use of external partners where appropriate.  Sweden is very highly regarded for quality, efficiency and world-leading productivity, skills essential in the consistent delivery of high purity REE products.
Conclusions within this PFS are supported by very extensive drilling, sampling, process testwork and REE consumer discussions.  The PFS is considered a complete study, addressing in addition to mining and processing, all required on site and off site infrastructure, land access, reagent and fuel transport and storage, power access, water recycling and purification, waste rock and tailings storage, and final closure.
GBM Minerals Engineering Consultants Limited (GBM), an independent specialist metallurgy, minerals processing, infrastructure and engineering consulting group based in Twickenham, UK coordinated and authored the PFS.  Other members of the PFS team include Wardell Armstrong International Limited (WAI), Golder Associates Oy (Golder Associates) and Denco Strategic Research & Consulting Inc (Denco), all of whom are independent to Tasman.  The Company anticipates filing a technical report reflecting the results of the PFS under its profile at www.sedar.com within 45 days of the date of this news release.
Project Output and Pricing
Forecast REE output as modeled under the PFS is provided in Table 4, along with pricing assumptions used in the PFS financial models.  Pricing assumptions were provided by independent consultants at Denco following a detailed market study, and lie at the lower end of those assumed by heavy REE peer companies in recent studies.  No value has been ascribed to REE's with very small markets and no public pricing.
Demand for high-strength magnets are widely forecast to grow at 5-10% annually and the REE's used in these magnets (Nd, Pr, Dy, Tb, Sm) presents the strongest opportunity in the REE sector.  Magnet metals comprise 74% by revenue and 26% by volume at Norra Karr, indicating the project presents strong exposure to this high growth market.  The elements identified by the U.S. Department of Energy as critical to "clean energy" with supply uncertainty (Nd, Dy Eu, Tb, Y), comprise 85% by revenue and 49% by volume at Norra Karr.
The basket price of Norra Karr is one of the highest in the REE sector, due to the high percentage contribution of Dy, Tb, Y and Nd.

Table 4: Annual REO Output and Assumed Pricing, Norra Karr Project, January 2015.
RARE EARTH OXIDE		MAJOR USAGE	RECOVERY (%)	AVG ANNUAL PRODUCTION (tonnes)	ASSUMED PRICE / KG (US $)	% OF REVENUE
Lanthanum	La2O3	CATALYSTS	78	485	$7	1.0	LIGHT REE
Cerium	Ce2O3	GLASS	78	1,090	$5	1.6
Praseodymium	Pr2O3	MAGNETS	79	144	$115	5.0
Neodymium	Nd2O3	MAGNETS	79	580	$80	14.1
Samarium	Sm2O3	MAGNETS	79	160	$8	0.4
Europium	Eu2O3	LIGHTING	79	20	$700	4.2	HEAVY REE
Gadolinium	Gd2O3	MEDICINE	79	177	$40	2.1
Terbium	Tb2O3	MAGNETS	79	36	$950	10.3
Dysprosium	Dy2O3	MAGNETS	79	243	$575	42.3
Holmium	Ho2O3	MINOR USE	78	52	$0	0
Erbium	Er2O3	MINOR USE	77	162	$0	0
Thulium	Tm2O3	MINOR USE	77	24	$0	0
Ytterbium	Yb2O3	MINOR USE	76	148	$0	0
Lutetium	Lu2O3	MEDICINE	75	20	$900	5.5
Yttrium	Y2O3	LIGHTING	72	1,778	$25	13.5
Norra Karr TREO Basket Price					$64.57
Mineral Resource and Mineral Reserve Estimate
For the purposes of the PFS and following a supply and demand study of various REE market segments by Denco, WAI was requested to optimize the Mineral Resource and pit that would allow for production of 5,000 tonnes per year of separated REO over a constrained mine life of 20 years.  This production rate was chosen due to the globally significant output of dysprosium, yttrium and terbium from Norra Karr under this scenario.
Using this production rate and duration guidance provided by Tasman, WAI produced an optimized pit model to estimate the in-pit Mineral Resource as provided in Table 5.  The Mineral Resource estimation was completed using a 3D block modeling approach utilising Datamine Studio 3® software.  A TREO cut-off grade of 0.4% shall be considered as the "base case".
WAI was supplied with a database of geological and geotechnical logging as well as assay results. The database contained sample data from surface diamond drilling containing a total of 119 holes (20,420m) from which 9,986 samples have been assayed.  All work completed by Tasman was considered to be of a high standard, with robust QA/QC protocols in place that demonstrated precision and accuracy of samples.
Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources. This section uses the term "indicated mineral resources". We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. Investors are cautioned not to assume that any part or all of an indicated mineral resource will ever be converted into reserves.

Table 5: Indicated Mineral Resource for Norra Karr Project, Effective Date 13th January 2015.

TREO % Cut- Off Grade	Tonnes (M)	TREO (%)	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
0.2	36.82	0.55	53.2	0.0253	0.2005	0.0020	0.0519	0.0603	0.1156	0.0183	0.00371	0.01504	0.01647	0.00227
0.4	31.11	0.61	52.6	0.0273	0.2178	0.0022	0.0573	0.0668	0.1282	0.0200	0.00403	0.01668	0.01815	0.00238
0.6	17.12	0.68	52.2	0.0299	0.2429	0.0025	0.0621	0.0769	0.1441	0.0226	0.00447	0.01896	0.02083	0.00251

Notes:

1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2)	Mineral Resources are reported inclusive of any reserves.
3)	The Mineral Resources reported have been constrained on the basis of a 20yr pit.
4)	Mineral Resources are reported for combined Migmatitic Grennaite, Pegmatitic Grennaite, Grennaite with Catapleiite and Eudialyte Lakarpite mineralization only
5)	The Mineral Resources reported represent estimated contained metal in the ground and has not been adjusted for metallurgical recovery.
6)	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7)	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8)	Preferred Base Case Mineral Resources are reported at a TREO % cut-off grade of 0.4% TREO.
9)	Metal prices used for 20yr pit constraint comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.105
Dysprosium Oxide	US$/g	0.470	Praseodymium Oxide	US$/g	0.075
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.007
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.725
Gadolinium Oxide	US$/g	0.020	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.015
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	1.300
10) The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.
WAI has completed an open pit design based on the Mineral Resource block model of Norra Karr.  Datamine NPV Scheduler software was used to generate an optimized design based on technical and economic parameters supplied by Tasman and GBM, and mining costs derived by WAI.  Taking into account of modifying factors (loss/dilution, geotechnics) an open pit mine design was based on the optimized pit shell to provide an estimate of Mineral Reserves.
Probable Mineral Reserves are reported at this stage due to the confidence of Mineral Resources, as provided in Table 6, with a full break down of REE's in Table 7.  Probable Mineral Reserves total 23.6 million tonnes (Mt) of ore material at 0.59% TREO. Mined waste totals 17.3 Mt for total 20-year mining of 40.8 Mt, life of mine stripping ratio (total waste:total ore) of 0.73, and an average pit slope angle of 53 degrees.  Mineral Reserve estimates have been based on a targeted 20 year mine life. The unconstrained mine life, at current economic parameters, is in excess of 60 years.

Cautionary Note to U.S. Investors Concerning Estimates of Proven and Probable Reserves. The references in the following tables to "probable mineral reserves" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - Standards on Mineral Resources and Mineral Reserves – Definitions and Guidelines, adopted by the CIM Council, as amended . These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, the following information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Table 6: Probable Mineral Reserves for Norra Karr Project, Effective Date 13th January 2015.

Tonnes (M)	TREO (%)	HREO%	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
23.6	0.592	0.314	53.1	0.0269	0.215	0.0022	0.0551	0.0648	0.124	0.0196	0.00396	0.0161	0.0178	0.00234
Notes:
1)	Mineral Reserves are reported based on material contained within the Final Mine Design.
2)	Mineral Reserves are constrained to a designed 20yr mine life.
3)	Mineral Reserves are reported for combined Migmatitic Grennaite and Pegmatitic Grennaite only,
4)	Mineral Reserves reported have been adjusted for mining factors, at 3.5 % dilution and 5.0 % loss.
5)	Mineral Reserves are reported to 3 significant figures.
6)	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7)	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8)	Metal prices used for 20yr pit constraint comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.105
Dysprosium Oxide	US$/g	0.470	Praseodymium Oxide	US$/g	0.075
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.007
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.725
Gadolinium Oxide	US$/g	0.020	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.015
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	1.300
9)	Indicated Mineral Resources are inclusive of Mineral Reserves.
10)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11)	The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.

Table 7: Composition of TREO in 20-Year Mineral Reserve, Norra Karr
RARE EARTH OXIDE	GRADE (%)	RELATIVE DISTRIBUTION
Lanthanum (La)	0.0551	9.3%	LIGHT REE
Cerium (Ce)	0.1240	20.9%
Praseodymium (Pr)	0.0161	2.7%
Neodymium (Nd)	0.0648	10.9%
Samarium (Sm)	0.0178	3.0%
Total Light REO	0.2778	46.9%

Europium (Eu)	0.0022	0.37%	HEAVY REE
Gadolinium (Gd)	0.0196	3.3%
Terbium (Tb)	0.0040	0.7%
Dysprosium (Dy)	0.0269	4.5%
Holmium (Ho)	0.0059	1.0%
Erbium (Er)	0.0184	3.1%
Thulium (Tm)	0.0028	0.5%
Ytterbium (Yb)	0.0172	2.9%
Lutetium (Lu)	0.0023	0.4%
Yttrium (Y)	0.2150	36.3%
Total Heavy REO	0.3143	53.1%

TREO	0.5920	100%

Other Metals
ZrO2	1.84
Hf	0.0286
U	0.0013
Th	0.0006

Samples submitted by Tasman Metals Ltd used with the Mineral Resource calculation quoted above were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice. Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The Qualified Person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.
Mining
The Norra Karr REE deposit, as modelled in this PFS is a single body of mineralization, some 300m x 700m in size at surface, which begins under 0.5m average of soil cover.  Under the PFS, mining at Norra Karr is planned as a single simple open pit that will extend from surface to a maximum depth of 160m over a 20 year mine life.  It is anticipated that average annual tonnes of ore mined would be 1.18 million while waste rock mined would be 0.84 million.  Many intersections of mineralized rock that exceed the 0.4% TREO cut-off lie below the 20-year pit.
For reference, Sweden's largest open pit mine is Aitik, where in excess of 60 million tonnes of rock are mined each year.  The closest active mine to Norra Karr is the Zinkgruvan Mine of Lundin Mining that lies only 90km to the north, where approximately 1.2 million tonnes of ore are mined annually.

As both grade and mineralogy is homogeneous throughout the Norra Karr deposit, no stockpiling of ore or blending is envisaged as necessary under the PFS.  Due to relatively recent glacial action in the Nordic countries, little weathering exists near surface at Norra Karr, limiting metallurgical complexity.
The mining methods designed under the PFS have taken account of two constraints, blasting fragmentation and a nearby highway. Fragmentation has been required to meet a maximum size of 600mm, and in conjunction planned blasting has been designed within a safety envelope for a nearby highway to the west of the project site.  The PFS contemplates open pit mining operations consisting of conventional hydraulic shovel and rigid body trucks with ancillary support vehicles.  Mining operations would be carried out over a single eight hour shift per day for five days per week, with the exception of drilling which shall be undertaken over two eight hours shifts per day for five days per week.  The open pit mine design in the PFS has targeted the pit ramp entrance on the southern end of the pit, directly towards the processing facilities.  Ore will be hauled from within the pit directly to the run of mine (ROM) pad, where a wheel loader will load material into a primary jaw crusher and into the processing circuit.
Processing
Flowsheet design as incorporated in the PFS is the result of three years of mineralogical, comminution, beneficiation and leaching research and testwork at a variety of leading facilities.  Much of this work has been under the guidance of GBM, who have integrated all results in the process design.
Early research on Norra Karr identified that almost all (>95%) of REE's are hosted by the zircono-silicate mineral eudialyte.  Furthermore, despite some mineral colour variation across the deposit, the eudialyte is fairly homogeneous throughout, and consistently elevated in heavy REE's.  Microprobe and LA-ICP-MS data has indicated that eudialyte from Norra Karr is some of the richest in REE known globally, and is typically 3-5 times richer in REE's than that found in Zr-REE deposits on the Kola Peninsula in Russia, where previous eudialyte processing research attempted to extract zirconium.  Eudialyte is well known to be easily soluble in weak acid at room temperature.
Eudialyte is weakly (para) magnetic, and therefore magnetic separation has been the focus of processing research.  After early success, three equipment manufacturing companies were engaged to optimise the magnetic separation process.  Metso's HGMS equipment gave the most satisfactory performance, resulting in a clean and high recovery eudialyte-rich mineral concentrate.  Gangue in this mineral concentrate is limited to the mafic mineral aegirine, which is not acid soluble under normal leaching conditions.
Optimization has continued with Metso equipment at the Geological Survey of Finland (GTK), under the guidance of Metso Minerals.  This optimization has increased REE recovery in beneficiation to in excess of 86% in less than 35% of the original mass, such that flotation is no longer deemed necessary as was envisaged under the Norra Karr Preliminary Economic Assessment published June 2013.  Magnetic separation shall use standard commercial equipment and does not require process chemicals.  Beneficiation recovery higher than 90% is now anticipated and targeted.
Following early testwork at a range of laboratories, most extensive hydrometallurgical research has been completed by ANSTO Minerals in Australia.  ANSTO tested a process of sulphuric acid leaching, leach solution purification, REE solvent extraction and precipitation of an REE-concentrate.  Further process optimization shall focus on more efficient reagent use, or reagent substitution for more cost effective alternatives.
Sulphuric acid was chosen due to its relatively low cost, and its widespread availability in Sweden.  A railway line which passes only 25km from Norra Karr currently transports bulk sulphuric acid from Swedish company Boliden's Swedish and Finnish base metal smelters.  Boliden was selected as the preferred supplier of sulphuric acid under the PFS, with combined train and road transport capability to site.
Under the hydrometallurgical process developed, leaching is undertaken at ambient temperature and pressure.  High temperature roasting is not required to dissolve eudialyte.  Improvements in magnetic separation efficacy during 2014 significantly reduced the amount of sulphuric acid-consuming gangue minerals within the eudialyte-rich mineral concentrate.  As a result, sulphuric acid consumption per tonne of ore has fallen to 85 kg/tonne.
A heavy REE enriched, low impurity oxalate has been precipitated by ANSTO with a grade of approximately 45% REE.  This oxalate can be easily calcined to a high grade REE-oxide subject to customer requirements.  The composition of this oxalate is provided in Table 8.

ANSTO is an acknowledged expert in radionuclide behaviour and deportment, and the process behaviour of the small amount of uranium, thorium and daughter products are well understood.
The beneficiation and hydrometallurgy flowsheet is provided in Figure 1.

Table 8: Composition of REE-oxalate precipitated by ANSTO Minerals from Norra Karr project, with REO relative abundance (when converted to oxide)
Element	Weight % REE in Oxalate Solid	REO as % of TREO
La	4.94	10.7	LIGHT REE
Ce	10.75	23.2
Pr	1.46	3.1
Nd	6.76	14.5
Sm	1.65	3.5
Eu	0.27	0.6	HEAVY REE
Gd	1.66	3.5
Tb	0.35	0.7
Dy	2.19	4.6
Ho	0.49	1.0
Er	1.29	2.7
Tm	0.18	0.4
Yb	1.14	2.4
Lu	0.15	0.3
Y	12.21	28.6
Total REE	45.48	100%

Light REE %		55.1
Heavy REE %		44.9

Environmental & Permitting
Sweden is home to a significant and diverse mining industry, and a well tested and transparent Minerals Act that has been in effect since 1992.
In 2013, Tasman was granted a 25-year Mining Lease for the Norra Karr project.  The Mining Lease gives Tasman the full mineral rights for an initial period of 25 years, when it is then automatically renewed in 10 year increments if the mine is in operation.  The lease was granted by the Swedish Mining Inspectorate (Bergsstaten) after the assessment of environmental impact data that was collected by independent consultants and submitted by Tasman.  To commence mining, in addition to the Mining Lease an Environmental Permit must be granted to the project, pursuant to the provisions of the Swedish Environmental Code (1998:808). The application for an Environment Permit must include an Environmental Impact Assessment.
Golder Associates were engaged under the PFS to review environmental and social data collected by independent experts commissioned by Tasman, provide input to the PFS report, undertake an environmental and social issues red flag assessment and review and comment upon all issues relating to permitting.  Numerous baseline studies have been completed on and around the Mining Lease, however further studies are expected to be needed for environmental permitting.  Certain nature values have been identified on site, however these are not expected to present major obstacles to project development. Furthermore, management believes it is unlikely that further studies will find or identify nature values of a character or magnitude that would stop the project from progressing.

All site water discharge will be directed away from the catchment area of the nearby Lake Vättern. The receiving watercourse flows southward of the site area towards smaller lakes and eventually into the Baltic Sea. The predicted discharge from the mine is high compared to natural flow rates in the stream and would represent a significant portion of the entire streamflow.  This is expected to result in strict control of discharge water quality.
Current process design incorporates a water recycling plant, resulting in a substantial reduction of both make up water intake and the discharge water flow rate.  A detailed water management plan will be developed in later stages of project development. The water management plan should be based on further information about quality as well as quantity of the water discharge. Potential need for treatment of the discharge beyond that considered under the PFS will be investigated in the detailed water management plan.
A conceptual level mine closure plan has been prepared for the project under the PFS.  The mine closure plan will be further refined in the Feasibility Study design stage and during operations, to meet any conditions imposed by the Environmental Permit.  Mine closure targets are set so as to ensure safety and no significant on-site or off-site impact.
Figure 1: Processing Flowsheet for Norra Karr, January 2015

Capital Expenditures
The estimated startup capital cost for the Norra Karr project, as provided in Table 9, is considered low amongst its peer group of heavy REE projects that can support a mine life in excess of 20 years.  The Capital Cost estimates for the mining operation were developed by GBM with contribution from Golder Associates and WAI.  The extensive existing road/power/rail infrastructure and the presence of a local skilled work force, minimizes the need for off-site infrastructure investment, whilst the ambient temperature and pressure processing conditions reduces the need for high capital cost process equipment.  Tasman is very aware that the project's success is dependent on providing an environmentally and socially sustainable REE supply chain, and therefore significant investments are planned to be made in the management and minimization of water and solid waste streams.  Furthermore, Tasman has focused on the use of Nordic equipment and reagent suppliers wherever possible, to ensure maximum local benefit and minimize any equipment or supply down time.
Initial capital cost for Norra Karr is estimated to be a relatively low US$378.3 million, including $40.1 million in Contingency and US$25.3 million in Working Capital.  It is estimated that an additional US$44.3 million shall be required during the life of the project in sustaining capital.
Table 9: Estimated Initial Capital Requirement for Norra Karr Project Under PFS, January, 2015
COST AREA	INITIAL CAPITAL (US$ M)
Mining	$21.9
Process & Tailings	$169.5
Waste Management	$14.3
Product Handling	-
Infrastructure and Utilities	$18.1
General	$7.5
DIRECT TOTAL	$231.3

EPCM	$36.2
Field Indirect	$45.3
Contingency	$40.1
INDIRECT TOTAL	$121.6

FIXED CAPITAL TOTAL	$352.9

Working Capital	$25.3

TOTAL CAPITAL INVESTMENT	$378.3

Operating Costs
The Operating Cost estimates for the mine were developed by GBM with contribution from Golder Associates and WAI, as provided in Table 10.  The Operating Cost for Norra Karr incorporates mining, milling, magnetic separation, leaching, purification, precipitation, calcination and transport of a mixed REE-oxide concentrate, as well as water management, tailings disposal, transport of material to and from site, general and administration fees along with associated infrastructure and services.

The Operating Cost estimate also assumes a separation or tolling charge of US$19 per kg, following discussion with various potential industry partners.  Operating costs are viewed as in keeping with peer heavy REE projects, and includes significant investments in water recycling, purification and efficient storage of tailing and waste rock.

Table 10: Operating Cost for Norra Karr Project Under PFS, January, 2015
OPERATING COSTS	AVG ANNUAL (US$ M)	COST PER KG REO	% OF TOTAL OPEX

MINING COSTS	$6.57	$1.35	3.4%

PROCESSING COSTS
Labour	$8.35	$1.71	4.3%
Reagents	$35.70	$7.32	18.4%
Maintenance and Consumables	$7.89	$1.62	4.1%
Utilities	$12.88	$2.64	6.7%
Water Treatment and Waste Management	$24.40	$5.00	12.6%

GENERAL AND ADMIN	$5.08	$1.04	2.6%

REFINING/SEPARATION COSTS	$92.6	$19.00	47.9%

TOTAL	$193.51	$39.69	100.0%
NPV Sensitivity Analysis
Beyond the base case analysis, a sensitivity analysis was performed on the economic model to assess the impact for changes in the REE price deck as well as changes to the operational costs. The results of the sensitivity analysis are provided in Table 11, which demonstrate that the economic model is most sensitive to changes in the REO basket prices, followed by initial capital expenditures and finally increases or decreases in operational costs.
Table 11: Norra Karr, Sensitivity Analysis of Cost Assumptions under PFS (base case highlighted in grey)
Selling Price of REO Basket		NPV (US$ M) @10%	IRR
US$54.8 /kg	Decrease 15%	$61.6	12%
US$58.0 /kg	Decrease 10%	$145.3	15%
US$61.2 /kg	Decrease 5%	$229.0	17%
US$64.5 /kg	Base Case	$312.6	20%
US$67.7 /kg	Increase 5%	$396.3	22%
US$70.9 /kg	Increase 10%	$480.0	24%
US$74.1 /kg	Increase 15%	$563.7	27%

Initial Capital Expenditure (US$ M)		NPV (US$ M) @10%	IRR
US$ 340.5 m	Decrease 10%	$342.1	22%
US$ 359.4 m	Decrease 5%	$327.5	21%
US$ 378.3 m	Base Case	$312.6	20%
US$ 397.2 m	Increase 5%	$297.9	19%
US$ 416.1 m	Increase 10%	$283.2	18%
US$ 435.0 m	Increase 15%	$268.5	18%
US$ 453.9 m	Increase 20%	$253.8	17%

Operating Costs/kg TREO Output		NPV(US$ M) @10%	IRR
$35.7	Decrease 10%	$363.9	21%
$37.7	Decrease 5%	$338.3	21%
$39.7	Base Case	$312.7	20%
$41.7	Increase 5%	$287.1	19%
$43.7	Increase 10%	$261.5	18%
$45.6	Increase 15%	$235.9	18%
$47.6	Increase 20%	$210.3	17%

Rare Earth Pricing and Markets
Pricing assumptions used in the PFS financial model were provided by independent consultants at Denco following a market study on various industry segments, and discussions with various industry partners, as provided in Table 12.
REE pricing is more challenging to forecast than other commodities, as they are traded on a contract basis and have varying pricing points based on purity, transaction volume and other supply conditions. Sources for current REE pricing include news publications such as Metal-Pages, Asian Metal and Industrial Minerals. These sources can provide regularly updated contract pricing data, though the volume of material sold that correspond with each price point is not known.
REE pricing is impacted by more than just supply and demand.  Prices have been volatile for the last decade as China introduced export quotas in 2005 and significantly reduced them in 2010, which sent some rare earth prices up over 10 times.  Prices in 2011 were at unprecedented highs, which resulted in stockpiling, recycling and research into the reduction of usage in certain applications.  Currently, prices are depressed as demand growth has slowed and inventory (including illegal product) continues to work through the system.
The involvement of centralized Chinese planning in the REE sector remains highly relevant, with 2014 witnessing very significant attempts to consolidate production under state-owned enterprises, increase supply chain integration and reduce black market smuggling of higher priced heavy REE's.  Despite this, production and separation capacity for light REE's remains in severe over supply within China.  Chinese government influence is widely forecast to remain high in the REE sector.  A new Chinese export-tax system, replacing the quota system, is anticipated to provide both price control and volume constraint in the future.
The long term price forecast used in the PFS is lower than the trailing 3-year average for all elements but above current prices for some elements today (Nd, Tb, Dy and Y).  Higher prices are primarily supported by demand growth for permanent magnets and the slow ramp up of heavy rare earth mines outside of China.  Tasman believes that pricing for La and Ce will continue to be depressed in the long-term due to new production from Lynas and Molycorp as well as the continued ramp up of production from both facilities. As noted, only 2.6% of revenue from Norra Karr under the PFS is derived from La and Ce.
Table 12: Rare Earth Oxide Price Assumptions for Norra Karr PFS, January 2015
REE OXIDE	PFS Pricing (US$/kg)	Current (Dec 2014) (US$/kg)	Trailing 3 year Avg (US$/kg)
Ce₂O₃	5.00	4.65	11.88
La₂O₃	7.00	4.85	11.99
Pr₂O₃	115.00	117.00	110.94
Nd₂O₃	80.00	58.00	84.32
Sm₂O₃	8.00	16.50	27.59
Eu₂O₃	700.00	705.00	1,455.48
Gd₂O₃	40.00	46.50	65.34
Tb₂O₃	950.00	615.00	1,199.23
Dy₂O₃	575.00	340.00	670.69
Ho₂O₃	n/a	n/a	n/a
Er₂O₃	n/a	n/a	n/a
Tm₂O₃	n/a	n/a	n/a
Yb₂O₃	n/a	n/a	n/a
Lu₂O₃	900.00	n/a	n/a
Y₂O₃	25.00	14.00	44.40
NK Basket	$64.46	$41.42	$80.65

Project Opportunities
The Company, in conjunction with the PFS consultants, has identified a range of areas warranting further investigation during the planned project optimization phase.  Opportunities relating to process improvements and cost reductions of the existing flowsheet are underway, however additional opportunities for by-product development may be available.  Norra Karr's unique location in Europe surrounded by well developed infrastructure and in close proximity to the large European population allows the supply of bulk materials to be considered.
Opportunities under consideration include:
•	further development of nepheline/feldspar product for ceramic and glass markets;
•	development of saleable Zr and Hf products for nuclear or ceramic industries;
•	development of silca-based thermal insulation products;
•	recycling and substitution of high cost reagents;
•	in-house separation/group separation;
•	removal of Ce/La on site to increase basket price;
•	recovery increase;
•	alternate water management solutions;
•	alternate mining scenarios; and/or
•	increasing mine life or production rate with expanded resource.
NI 43-101 Compliance

A technical report supporting the PFS is being prepared by GBM Minerals Engineering Consultants Limited under the guidance of Michael Short, Principal Consultant for GBM Minerals Engineering Consultants Limited who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
The Mineral Resource and Mineral Reserve estimates were completed by Wardell Armstrong International Limited under the supervision of Greg Moseley and Mark Mounde, who are both "Qualified Persons" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
The process and infrastructure design and cost estimation for the integrated processing plant for the Study was completed by GBM Minerals Engineering Consultants Limited under the supervision of Michael Short who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
Scientific and technical information contained in this news release in relation to metallurgical test work was completed by GBM Minerals Engineering Consultants Limited under the supervision of Michael Short who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
The environmental and social section and the permitting review was completed by Golder Associate Oy under the supervision of Gareth Digges La Touche who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Tasman's Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE's and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol "TSM" and the NYSE-MKT under the symbol "TAS".  REE and tungsten demand is increasing, due to the metals' unique properties that make them essential for high technology and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.
Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company's Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7 Company Contact: Mariana Bermudez +1 (604) 685 9316 Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of "mineral resources" is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the "CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines" adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") and the resource information reported may not be comparable to similar information reported by United States companies.  The term "resources" does not equate to "reserves" and normally may not be included in documents filed with the SEC.  "Resources" are sometimes referred to as "mineralization" or "mineral deposits."  While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the completion of the Norra Karr PFS, the interpretation and actual results of the Norra Karr PFS, changes in corporate goals, unexpected expenditures, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.